SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2004



                                CP SHIPS LIMITED

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                 (Translation of Registrant's Name Into English)

             62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                  Form 40-F    X
                  -----                          --

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes          No    X
             -----          --

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                                Page 1 of 5 Pages

                        Exhibits Index appears on Page 3



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CP SHIPS LIMITED
                                         ----------------
                                         (Registrant)

Date:  16 September 2004
                                          By:  /s/ John K. Irving
                                               ------------------------
                                               Name:   John K. Irving
                                               Title:  Vice President, General
                                                       Counsel & Secretary


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                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

     10.1  Press Release of CP Ships Limited "CP SHIPS                   4
           TO REVISE MONTREAL GATEWAY CAPACITY
           DEPLOYMENT" dated 16 September 2004



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


                                                                  Exhibit 10.1

             CP SHIPS TO REVISE MONTREAL GATEWAY CAPACITY DEPLOYMENT

London (16th September) - As part of its plan to review capacity deployment in trade lanes where returns are insufficient, CP Ships Limited plans to adjust Montreal Gateway capacity from early 2005.

CP Ships has reached agreement to charter three new ice-strengthened container ships currently under construction, each with a nominal capacity of 1600 teu (20-foot container equivalent units). The ships are intended to replace three 2400 teu ships in one of three Montreal Gateway-North Europe weekly services operated under the Canada Maritime and Cast brands.

The three new ships are expected to be phased in between February and April
2005.

The three 2400 teu ships being replaced, Cast Prominence, Cast Prospect and Cast Premier, are owned ships and will be redeployed elsewhere in the CP Ships network.

"With the ship charter market tighter than it has been in many years, finding new ice-strengthened ships so well suited to the Montreal Gateway is a real achievement," commented CEO Frank Halliwell. "Securing these specialized ships allows us to adjust our supply-demand balance in a trade lane where returns have been disappointing--and do so without compromising service integrity during winter months. It also provides us the opportunity to deploy our larger owned ships more efficiently elsewhere in our network."

The new ships will operate on a route that links North Europe through the ports of Liverpool and Antwerp with the North American heartland via Montreal.

                                     -ends-

Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency,



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fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.


About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 78 ships and 450,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                    CONTACTS
                                    Investors
                        Jeremy Lee, VP Investor Relations
                           Telephone: + 1 514 934 5254

                                      Media
                  Elizabeth Canna, VP Corporate Communications
              Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660




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